Exhibit 107

Calculation of Filing Fee Tables

Form S-8

(Form Type)

Mingzhu Logistics Holdings Limited

(Exact name of registrant as specified in its charter)

Table 1 – Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Price Per Share		Maximum Aggregate Offering Price		Fee Rate	Amount of Registration fee
Equity	Class A ordinary shares, par value $0.001 per share	Other	5,000,000	$0.47	(1)	$2,350,000	(1)	$147.60 per $1,000,000	$346.86
Total Offering Amount									$346.86
Total Fee Offsets									$-
Net Fee Due									$346.86

(1)	The corresponding proposed maximum offering price per share is estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(h) and Rule 457(c) under the Securities Act, based the average of the high and low prices for the Registrant’s ordinary shares as quoted on the Nasdaq Stock Market on January 25, 2024.